UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Webull Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Moshe Engelsohn	929-432-0860	moshe@webull-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG US LLC
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moshe Engelsohn_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Webull Financial LLC_____, as of 12/31_____, 2024_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LILY WIDGREN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WI0014661
Qualified in New York County
Commission Expires 10/27

Notary Public

Signature: _____

Title: _____
CFO Americas

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



WEBULL FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm)

FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Managing Member and Those Charged with Governance
Webull Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Webull Financial LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R § 1.10.



In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2022.

New York, New York
February 28, 2025

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	107,210,945
Cash and securities segregated under federal and other regulations		810,582,757
Receivables from brokers and dealers		241,976,983
Receivables from users		282,018,814
Deposit settlement receivables		22,700,382
Deposits with clearing brokers		1,006,587
User held fractional shares		88,199,101
Due from affiliates		10,888
Right-of-use Assets		6,648,247
Other assets		8,298,801
Total assets	$	1,568,653,505

Liabilities and member's equity

Payables to users	$	1,121,979,601
Accounts payable and accrued expenses		21,451,735
Due to affiliates		126,418,779
Fractional shares repurchase obligations		88,199,101
Lease liability		7,623,140
Other liabilities		90,060
Total liabilities	$	1,365,762,416
Member's equity		202,891,089
Total liabilities and member's equity	$	1,568,653,505

The accompanying notes are an integral part of these financial statements.

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 1 - NATURE OF BUSINESS

Organization

Webull Financial LLC (the "Company," "we," or "us") is a limited liability company incorporated in Delaware on May 24, 2017. The Company is wholly owned by its parent and managing member, Webull Holdings (US) Inc. ("Parent") a Delaware incorporated holding company, whose ultimate parent is Webull Corporation, an exempt company incorporated in the Cayman Islands with limited liability.

Business Overview

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's account holders are cleared on both a fully disclosed and omnibus basis by Apex Clearing Corporation ("the Company's Clearing Broker"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of January 4, 2018. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), a registered futures commission merchant with the Commodity Futures Trading Commission ("CFTC"), and a member of the National Futures Association (the "NFA"). The Company is licensed to conduct business as a retail securities broker-dealer and operates out of its home office in New York, New York.

In 2024, the Company expanded into futures trading, with ADM Investor Services, Inc. serving as the clearing firm for these transactions.

In early 2023 the Company introduced a Bank Sweep Program (the "Program"), which automatically transfers uninvested cash balances from eligible brokerage accounts into interest-bearing deposit accounts at one or more participating banks. The Program is designed to provide platform users with FDIC insurance coverage on their cash balances, subject to applicable limits, while earning interest.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

Use of Estimates in the Financial Statements

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reported periods. Making estimates requires management to exercise significant judgment.

It is reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the future due to one or more future confirming events. Items subject to such estimates include the fair value of trading assets and liabilities, allowance for doubtful accounts, leases, litigation accruals, equity-based compensation, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable.

Cash, Cash Equivalents, and Securities Segregated

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety (90) days when purchased which are not held for sale in the ordinary course of business.

The Company segregates cash and securities for federal and other regulatory purposes, to protect user assets. As of

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Cash, Cash Equivalents, and Securities Segregated (continued)

December 31, 2024, Cash of $577,310,607 and Qualified Securities of $233,272,150, which consisted of United States Treasury Bills maturing in less than ninety (90) days, were segregated for regulatory purposes.

Our users may elect to participate in Cash Sweep, which allows them to earn interest on their uninvested brokerage cash. As these balances are automatically swept to our partner banks they are not reflected on the statement of financial condition.

Receivables from users and Payables due to users

The Company's receivables from users consist primarily of fully collateralized margin loans. The Company enters into margin lending arrangements which allow users to borrow against the value of their qualifying securities. Margin loans are collateralized by securities and cash in the user's account and collateral is required to be maintained at specified minimum levels at all times. The collateral is not reflected in the statement of financial condition. The Company monitors margin levels and requires users to provide additional collateral, or reduce margin positions, to meet the minimum collateral requirements, if the fair value of the collateral changes. The Company establishes an allowance for credit losses against these margin loans when collectability is not reasonably assured. Factors considered by management in determining the allowance included past experience, future expectations of performance, degree of concentration, and quality of collateral.

Payables due to users included amounts due or held on cash, margin, and futures transactions, which consisted primarily of cash held in user accounts. During the year ended December 31, 2024, neither the Company nor its commodities users engaged in cleared swaps transactions under section 4d(f) of the Commodity Exchange Act.

Deposit settlement receivables

Deposit settlement receivables primarily represent short-term timing differences, typically lasting one day, between the initiation and settlement of ACH deposits, as well as the timing of fund movements between user sweep accounts and sweep banks. These differences arise when users receive credit for deposits before they clear at our bank or when transactions occur before funds are returned from sweep banks.

Credit Losses

The Company complies with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the user).

The Company's revenues, including but not limited to receivables related to order flow rebates, are impacted by the guidance. The Company's trade receivables as of year-end were current. The Company has not historically experienced credit losses on its trade receivables, which are primarily from market makers and the Company's clearing broker. Accordingly, no provision was made for these receivables.

In accordance with the agreement between the Company and the Company's clearing broker, the Company has an obligation to indemnify the clearing broker to resolve any negative balance in accounts introduced by the Company.

The Company's provision for credit losses in connection with unrecoverable receivables from users mainly includes, but is not limited to, fraudulent, unlawful, or otherwise unusual user behavior, such as when users initiate deposits into their accounts, trade on the Company's platform and incur losses, and then repatriate or reverse the deposits, resulting in a negative balance in users' accounts and losses to the Company.

The Company recognizes an allowance for credit losses, in the amount of the negative balance, immediately when the negative balance in the user's account is identified. Based on our historical experience, we have a limited expectation of recovering payment for such balances. The provision related to unsecured accounts is included in "clearing costs" in the statement of operations, and as a reduction in "due from brokers" in the statement of financial condition.

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Credit Losses (continued)

We continuingly take actions to mitigate the occurrence of unrecoverable receivables from users. Actions have been taken to improve the account opening process, and verification of trade orders.

The Company has elected to apply the practical expedient permitted under Accounting Standards Codification (ASC) 326, Financial Instruments – Credit Losses, for secured receivables. Under this expedient, the firm measures expected credit losses based on the fair value of the collateral when the receivable is determined to be fully secured by collateral that is actively monitored and revalued.

As of December 31, 2024 the firm's secured receivables primarily consist margin loans collateralized by securities in the borrower's account. Given that these receivables are secured by liquid securities with readily determinable fair values, the firm considers the risk of credit loss to be minimal. Accordingly, no material allowance for credit losses has been recorded for these receivables.

The firm continuously evaluates the collateral securing these receivables and adjusts its assessment of credit risk as necessary. If at any point the fair value of the collateral declines below the carrying amount of the receivable, the firm will recognize an expected credit loss accordingly.

Furniture and Equipment

Furniture and equipment, comprised of office equipment, desktop computers, and furniture and fixtures, are recorded at cost and depreciated over their estimated useful lives of three years on a straight-line basis. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. Furniture and equipment is included in other assets in the statement of financial condition.

Valuation of Investments at Fair Value

The Company accounts for its investments in accordance with ASC 820 (Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities owned and securities sold not yet purchased and traded on a national securities exchange are stated at the last quotations on the day of the valuation; other securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not available are valued by management on an individual basis.

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Valuation of Investments at Fair Value (continued)

Note 8 presents the year-end values of the Company's Securities owned and securities sold, not yet purchased, which are included in other assets and other liabilities in the statement of financial condition.

There can be no assurance that the Company could purchase or sell a security at the price used to calculate fair value. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

The Company uses its proprietary securities for its user reward program. New users opening an account receive shares or fractional shares of stock transferred into their account from the Company's portfolio of securities owned. The security or securities the user receives are selected on a lottery based on an algorithm developed by the Company. At the time the security is transferred to the user's account at the clearing broker the Company records a marketing expense and reduces securities owned at fair value. Due to the de minimis investment positions at year end, detailed in the table in Note 8, which were held either in anticipation of being awarded in marketing promotions or because of error trades, the long market value was included in other assets and short securities positions in other liabilities on the Company's statement of financial condition.

Income Taxes

The Company is a disregarded entity for tax purposes. Effective January 1, 2022, the Company adopted the guidance within ASU 2019- 12 which specifies that an entity is not required to allocate income tax provision to a legal entity that is both not subject to tax and disregarded by the taxing authority.

The Company, and the Parent's other subsidiaries, are included in the consolidated federal income tax return filed by the Parent. As a result of the adoption of the guidance, the Parent did not allocate the consolidated amount of current and deferred tax expenses to its disregarded subsidiaries, including the Company. Taxes paid by the Company on behalf of the Parent during 2024 were recorded as capital distributions to the Parent.

Lease Accounting

The Company has elected the package of practical expedients permitted in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The rate used to determine the balance sheet value of the "Right of use ("ROU") asset" and "Lease liability" at lease commencement was an estimate of the Company's Incremental Borrowing Rate ("IBR") which per ASC 842 should be used when the implicit rate cannot be determined from the lease.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short- term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

Fractional Share Program

We enable our platform users to purchase and sell fractional shares through our fractional shares program operated by our clearing broker for fully introduced accounts or for accounts cleared on an omnibus basis.

For fully introduced accounts, we have determined that we have no obligation to repurchase customer fractional shares and

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Fractional Share Program (continued)

fractional share transactions do not pass through our accounts. We are acting solely as an agent in the transmission of our platform users' fractional share transactions to Apex Clearing for fulfillment. The platform users are customers of Apex Clearing, and thus Apex Clearing has the repurchase obligation pursuant to the terms of the Apex Fractional Share Program. Therefore, fractional share balances held by fully introduced accounts are not reflected in our financial statements.

For accounts cleared on an omnibus basis, when platform users purchase fractional shares, their credit balance is reduced and the fractional shares are held at our clearing broker in our omnibus account. We also recognize the cash received for fractional share purchases as pledged collateral recorded as user-held fractional shares with the fractional share repurchase obligation as an offsetting liability, as we determined that we did not meet the criteria for derecognition under ASC 860.

We have elected to apply fair value measurement to our user-held fractional shares and our repurchase obligation at fair value at each reporting period. Changes in the fair value of the user-held fractional shares are offset with the corresponding changes in the value of the fractional share repurchase obligation in our consolidated statements of operations and comprehensive income (loss).

The value of fractional shares held by users cleared on an omnibus basis as of December 31, 2024, was $88,199,101.

Due From Brokers

Receivables from brokers include receivables from market makers for routing user orders for execution and other receivables from third-party brokers. These receivables are short-term and settle within 30 days. We continually review the credit quality of our counterparties and have not experienced a default. As a result, we do not have an expectation of credit losses for these arrangements.

Recently Issued Accounting Pronouncements Not Yet Adopted

There are no new accounting pronouncements that we have not yet adopted that are material to us as of December 31, 2024.

Recently Adopted Accounting Pronouncements

Segment Reporting

We adopted Accounting Standards Update (ASU) 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segments for the year-ended December 31, 2024. Our operating segments are required to be reported in a manner consistent with the internal reporting provided to a company's chief operating decision maker who allocates resources to and assesses the performance of the operating segments of an entity. We identified our chief operating decision maker as our Chief Executive Officer and determined we have only one reportable segment. In making this determination, we considered the fact that our internal reporting used by our CEO is based on the revenues and expenses as whole rather than by segments. The CODM evaluates the Company's performance and allocates resources based on entity-wide financial metrics, including revenue and net profit before technology revenue share expense.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS

The execution, clearing and depository operations of the Company's and users' securities transactions are provided by the Company's clearing broker. Orders are primarily routed to market makers for execution. For the omnibus accounts, the Company is the carrying broker and custodian of cash balances, while the Company's clearing broker acts as the custodian for the securities positions.

As of December 31, 2024, the amounts due from clearing broker represent cash deposits and margin balances maintained at the Company's clearing broker and receivables for interest, stock loan fees, and other fees and interest earned. Due from brokers primarily represents receivables for equity and options order flow rebates earned on orders routed.

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS (continued)

Receivables from brokers and dealers

Cash balances held by clearing broker	$ 219,113,489
Equity and option order flow rebate receivable	20,140,063
Receivable from clearing broker, net	2,723,431
	$ 241,976,983

Deposits with clearing brokers	$ 1,006,587

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at its clearing broker.

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment, which are included in other assets in the statement of financial condition, are stated at cost and are summarized as of December 31, 2024, is as follows:

Furniture & Equipment	$ 2,498,727
Less: Accumulated Depreciation	(914,690)
	$ 1,584,037

Depreciation Expense	$ 305,235

NOTE 5 - CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company maintains all of its cash in financial institutions. As of December 31, 2024, those cash balances exceed federally insured limits by $683,271,553. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at any time. The value of securities sold, not yet purchased at year end was $2,196.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") and operates as a non-clearing futures commissions merchant ("FCM") subject to CFTC minimum Capital Requirements ("Regulation 1.17"). The Company is required to maintain a minimum net capital, as defined under the rules, equivalent to the greater of 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers in Exhibit A to Rule 15c3-3, or the greater of the sum of 8% of futures customer risk maintenance margin requirement plus 8% of the futures non-customer risk maintenance margin requirement or $1,000,000.

As of December 31, 2024, the Company had a net capital of $151,313,291 which exceeded required net capital by

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 6 - NET CAPITAL REQUIREMENTS (continued)

$142,252,613. As an FCM, the Company is required to maintain a risk-based net capital requirement of not less than 110% of CFTC minimum net capital requirement per CFTC Rule 1.17. As of December 31, 2024, the Company's net capital exceeded this requirement by $141,346,546.

NOTE 7 - CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitration and other litigation, some of which include claims for substantial or unspecified damages. We are also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

We review our lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provide disclosures and record loss contingencies in accordance with the loss contingencies accounting guidance. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. Accrual for loss contingencies are recorded in accounts payable and accrued expenses on the statement of financial condition and expensed in other expenses in our statement of operations. We monitor these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjust the amount as appropriate. As of December 31, 2024, accruals for legal and regulatory loss contingencies totaled $2,206,905.

The securities industry is highly regulated, and many aspects of our business involve substantial risk of liability. Recently, there has been an increase in litigation and regulatory investigations involving the brokerage and cryptocurrency industries. Federal and state regulators, exchanges, or other SROs investigate issues related to regulatory compliance that may result in enforcement action. We are also subject to periodic regulatory audits and inspections that could in the future lead to enforcement investigations or actions.

NOTE 8 - FAIR VALUE MEASUREMENT

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820. See Note 2 for a discussion of the Company's policies. All investments in equity securities are treated as Level 1 investments and valued using current market prices.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement. The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2024:

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 8 - FAIR VALUE MEASUREMENT (continued)

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned - Equities	$ 523,417	$ -	$ -	$ 523,417
U.S. Treasury Bills	233,272,150			233,272,150
User-held fractional shares	88,199,101			88,199,101
Financial assets	$321,994,668	$ -	$ -	$ 321,994,668
Liabilities				
Financial instruments sold not yet purchased - Listed equity options	$ 2,196	$ -	$ -	$ 2,196
Fractional shares repurchase obligations	88,199,101			88,199,101
Financial liabilities	$ 88,201,297	$ -	$ -	$ 88,201,297

NOTE 9 – LEASES

The Company has two leases for its office space. Both leases are for a period of 128 months, terminating August 31, 2032. The lease for 6th floor office has been renewed. The leases are non-cancellable with provisions for assignment or sub-leasing. Payments escalate as scheduled in the lease. The Company accounts for the leases as operating leases, using its incremental borrowing rate of 4.87% and 6%, respectively to measure the right of use liability. Maturities of the obligation under the non-cancelable operating leases as of December 31, 2024, are as follows:

2025	$	938,331.00
2026		1,169,290
2027		1,189,194
2028		1,221,289
2029		1,266,921
Thereafter		3,571,651
Total future minimum lease payments		9,356,676
Less imputed interest		1,733,536
Total	$	7,623,140

Weighted average remaining lease term	7.67
Weighted average discount rate	5.44%
Cash paid for amounts included in measurement of lease liabilities	$ 1,125,725

The lease liability on the statement of financial condition amounts to $7,623,140 as of December 31, 2024. As of December 31, 2024, the Company has security lease deposits on its office of $974,696 which are included in other assets in the statement of financial condition.

NOTE 10- INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as the Company's clearing firm, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 11 – EMPLOYEE BENEFIT PLANS – 401(K)

The Company sponsors a non-contributory 401(k) plan (the "Plan") for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements. Under the Plan, the Company may make discretionary match contributions.

NOTE 12 – RELATED PARTY TRANSACTIONS

The table below sets forth all transactions and balances with related parties of the Company as of and for the year ended December 31, 2024:

Due from affiliates		**$ 10,888**
Webull Advisors LLC	A	10,888
Due to affiliates		**$ 126,418,779**
Webull Advisors LLC	B	4,081
Webull Management LLC	C	25,483
Webull Market Limited	D	38,468,287
Webull Securities Limited	E	789,250
Webull Technologies Inc.	F	4,039,680
Webull Technologies Pte. Ltd.	G	83,086,446
Water Castle Florida LLC	H	5,552

(A) The receivable from the affiliate, Webull Advisors LLC, is due to payment from users collected on behalf of the Company.

(B) Webull Advisors LLC - The Company collects fees from its users on behalf of its affiliated investment advisor, Webull Advisors. The balance due reflects fees collected but not yet remitted to Webull Advisors as of year-end.

(C) Webull Management LLC provides support services. Amounts due are for payroll allocation.

(D) Webull Market Limited - The Company entered into an Intercompany Service Agreement on January 1, 2021, with Webull Market Limited, an affiliated entity based in Hong Kong. Under the agreement, Webull Market Limited provided marketing related services to the Company until December 31, 2023. The balance due reflects fees allocated in 2023 but not yet remitted to Webull Market Limited as of December 31, 2024.

(E) Webull Securities Limited - The Company and Webull Securities Limited (Hong Kong) entered into an affiliate broker service agreement effective June 28, 2021, pursuant to which the Hong Kong affiliate sends user orders to the Company for execution. Once milestones are met, the companies share equally in revenue generated by orders executed for Hong Kong users pursuant to the agreement. No fees were allocated to the Company in 2024 and the balance due reflects fees allocated through December 31, 2023, but not yet remitted to Webull Securities Limited as of December 31, 2024.

(F) Webull Technologies Inc. - The Company entered into a Service Level Agreement as of January 1, 2023, with Webull Technologies Inc. ("Webull Tech") an affiliated entity. Under the terms of the agreement, Webull Tech provides payroll and support services to the Company. The Company is billed for the cost of the service plus an agreed markup when applicable. The Company also entered into a Marketing Support Services Agreement as of January 1, 2024, with Webull Tech. Under the terms of the agreement, Webull Tech provides marketing support related services to the Company. The Company is billed for the service fee based on the relevant service cost plus an agreed markup when applicable.

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 12 – RELATED PARTY TRANSACTIONS (continued)

(G) Webull Technologies Pte. Ltd. - The Company entered into a Financial Technology Platform Operation and Cooperation Agreement as of January 1, 2023, with Webull Technologies Pte. Ltd., an affiliated entity based in Singapore. Under the terms of the agreement, the Company will remit revenue generated on the Webull platform in excess of 120% of the Company's expenses in exchange for technology services.

(H) Water Castle Florida LLC – Water Castle Florida LLC, an affiliated entity, remitted fees for general and administrative services on behalf of the Company. The balance due reflects fees recharged but not yet remitted to Water Castle Florida as of December 31, 2024.

NOTE 13 – MEMBER'S EQUITY

In 2024, the Company made tax payments on behalf of its Parent for 2023 taxes and for quarterly estimated taxes. These tax payments were recorded as capital withdrawals. The total tax payments reflected as capital withdrawals was $5,199,394. In addition, there were capital withdrawals of $6,215,698 throughout the year. The withdrawal was made at the request of the Parent and was funded by accumulated earnings.

Share-Based Compensation

Under the Global Share Incentive Plan of Webull Corporation, it is anticipated that the ultimate parent will continue to grant equity- based incentive awards to eligible employees in order to attract, motivate, and retain the talent necessary to operate the ultimate parent's business. Equity-based incentive awards issued under the Global Share Incentive Plan generally vest over a four-year period. The share awards are classified as equity awards at the time of grant. The Company's stock compensation expense is paid by and allocated from the ultimate parent, through the parent and therefore there is no cash flow effect from the share-based payment arrangements to the Company. The value of the share-based compensation allocated to the Company was recorded as capital contributions – non-cash compensation.

NOTE 14 – REVOLVING CREDIT AGREEMENT

On September 6, 2024, the Company as borrower, and Webull Corporation, as guarantor, entered into a revolving agreement with a national bank (the "Revolving Loan"). The Revolving Loan provides for loans up to an aggregate principal amount of $75,000,000. The Revolving Loan's outstanding principal is prepayable in whole or in part and any outstanding principal matures on September 5, 2025.

The Revolving Loan requires monthly interest payments made in arrears. The interest payments are calculated using a daily rate that is based on the greater of (i) the secured overnight financing rate as administered by the Federal Reserve Bank of New York for such day plus 0.11448%, (ii) the Federal Funds Rate for such day, and (iii) 0.25% plus 2.5% per annum, which was 6.83% as of December 31, 2024. The Company paid $2,050 interest in connection with the Revolving Loan in 2024 and carries no outstanding balance as of December 31, 2024.

The Revolving Loan contains financial covenants. Webull Financial shall at all times maintain (i) a tangible net worth of not less than $110,000,000, (ii) excess net capital of not less than $75,000,000, and (iii) total assets to total regulatory capital ratio of not more than 8.0 to 1.0. As of December 31, 2024, the Company was in compliance with the Revolving Loan's financial covenants.

NOTE 15 – SEGMENT REPORTING

The Company operates as a single reportable segment under Accounting Standards Codification (ASC) 280, Segment Reporting, as amended by Accounting Standards Update (ASU) 2023-07. This determination is based on the Company's organizational structure, the financial information reviewed by the Chief Operating Decision Maker ("CODM"), and the nature of its products and services.

The CODM, Anthony Denier, CEO, evaluates the Company's performance and allocates resources based on entity-wide financial metrics, including revenue and net profit, without utilizing additional disaggregated financial information. Given the Company's centralized management and integrated operations, segmental reporting beyond entity-wide disclosures is

Webull Financial LLC
Notes to the Financial Statements
for the Year Ended December 31, 2024

NOTE 15 – SEGMENT REPORTING (continued)

not required. The CODM evaluates the Company's performance and allocates resources based on entity-wide financial metrics, including revenue and net profit before technology revenue share expense.

NOTE 16 - SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through February 28, 2025, the date when the financial statements were available to be issued. There have been no material subsequent events that have occurred during that period that would require adjustment to or disclosure in these financial statements.

Webull Financial LLC
Schedule I
December 31, 2024

Statement of Segregation Requirements and Funds in Segregation for Customer's Trading on US Commodity Exchanges

Segregation Requirements	
Net ledger balance	
Cash	$ 15,791,340
Net unrealized profit (loss) in open futures contracts traded on a contract market	(355,646)
Net equity (deficit)	15,435,694
Amount required to be segregated	15,435,694
Funds In Segregated Accounts	
Deposited in segregated funds bank accounts	
Cash	$ 18,343,984
Net equities with other FCMs	
Net liquidating equity	4,496,402
Total amount in segregation	22,840,386
Excess (deficiency) funds in segregation	7,404,692
Management target amount for excess funds in segregation	926,142
Excess (deficiency) funds in segregation over (under) management target amount excess	$ 6,478,550

There are no material differences between the above and the Company's FOCUS Part II filing on January 28, 2025, as of December 31, 2024.

See accompanying report of independent registered public accounting firm.

Webull Financial LLC
Schedule II
December 31, 2024

Statement of Secured Amounts and Funds Held in Separate Accounts on Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

Foreign Futures and Foreign Options Secured Amounts

Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder	$ -
Net ledger balance - Foreign futures and foreign option trading - All Customers	
Cash	
Securities (at market)	
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade	
Exchange traded options	
Market value of open option contracts purchased on a foreign board of trade	
Market value of open contracts granted (sold) on a foreign board of trade	
Net equity (deficit)	-
Accounts liquidating to a deficit and accounts with debit balances - gross amount	
Less: amount offset by customer owned securities	
Amount required to be set aside as the secured amount - Net Liquidating Equity Method	-
Greater of amount required to be set aside pursuant to foreign jurisdiction (above) or line 6	$ -

There are no material differences between the above and the Company's FOCUS Part II filing on January 28, 2025, as of December 31, 2024.

See accompanying report of independent registered public accounting firm.

Statement of Cleared SWAPS Customer Segregation Requirements and
Funds in Cleared SWAPS Customer Accounts Under 4D(F) of CEA

Cleared Swaps Customer Requirements

Net ledger balance	$ -
Cash	
Securities (at market)	
Net unrealized profit (loss) in open cleared swaps	
Cleared swaps options	
Market value of open cleared swaps option contracts purchased	
Market value of open cleared swaps option contracts granted (sold)	
Net equity (deficit)	
Accounts liquidating to a deficit and accounts with debit balances – gross amount	
Less amount offset by customer owned securities	
Amount required to be segregated for cleared swaps customers	-

Funds In Cleared Swaps Customer Segregated Accounts

Deposited in cleared swaps customer segregated accounts at banks	
Cash	
Securities representing investment of cleared swaps customers' funds (at market)	
Securities held for particular cleared swaps customers in lieu of cash (at market)	
Margins on deposit with derivatives clearing organizations in cleared swaps customer segregated accounts	
Cash	
Securities representing investment of cleared swaps customers' funds (at market)	
Securities held for particular cleared swaps customers in lieu of cash (at market)	
Net settlement from (to) derivatives clearing organizations	
Cleared swaps options	
Value of open cleared swaps long option contracts	
Value of open cleared swaps short option contracts	
Net equities with other FCMs	
Net liquidating equity	
Securities representing investment of cleared swaps customers' funds (at market)	
Securities held for particular cleared swaps customers in lieu of cash (at market)	
Cleared swaps customer funds on hand:	
Total amount in cleared swaps customer segregation	-
Excess (deficiency) funds in cleared swaps customer segregation	-
Management target amount for excess funds in cleared swaps segregated accounts	
Excess (deficiency) funds in cleared swaps customer segregated accounts over (under) management target excess	$ -

There are no material differences between the above and the
Company's FOCUS Part II filing on January 28, 2025, as of December 31, 2024.

See accompanying report of independent registered public accounting firm.

Webull Financial LLC
Schedule IV
December 31, 2024

Statement of Segregation Requirements and Funds in
Segregation for Customer's Dealer Options Contracts

Amount required to be segregated in accordance with 17 CFR 32.6	$	-
Funds/property in segregated accounts		
Cash		
Securities (at market value)		
Total funds/property in segregated accounts		-
Excess (deficiency) funds in segregation	$	-

There are no material differences between the above and the
Company's FOCUS Part II filing on January 28, 2025, as of December 31, 2024.

See accompanying report of independent registered public accounting firm.